UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

NN, Inc.

Full Name of Registrant

Former Name if Applicable

207 Mockingbird Lane

Address of Principal Executive Office (Street and Number)

Johnson City, Tennessee 37604

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a	)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b	)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c	)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

NN, Inc. (the “Company”) was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the period ended June 30, 2017 by the August 9, 2017 filing due date applicable to accelerated filers. In connection with preparing its June 30, 2017 interim financial statements, the Company identified a required revision in its previously issued 2014, 2015 and 2016 annual financial statements and the March 31, 2017 interim financial statements related to the translation of its investment in joint venture. Management has determined that the required revision is not material to the previously issued annual and interim financial statements, and will be addressed by revising the previously issued annual and interim financial statements included within the June 30, 2017 Quarterly Report on Form 10-Q and future filings. As a result, the Company needs additional time to reflect the impact of the revision and to determine the necessary disclosures to be included in the Quarterly Report on Form 10-Q for the period ended June 30, 2017.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Matthew S. Heiter	423	434-8381
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s financial condition and results of operations for the quarter ended June 30, 2017 will be significantly different from financial condition and results of operations for the quarter ended June 30, 2016 due to the redemption of our Senior Notes in April 2017, which resulted in a $39.6 million loss on extinguishment of debt and write-off of unamortized debt issuance cost. Refer to the Current Report on Form 8-K furnished by the Company on August 3, 2017, which includes the Company’s press release announcing the financial results for the quarter ended June 30, 2017.

Forward-Looking Statements

This notification includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “expects” and “intends” and similar terms and phrases are used in this notification to identify forward-looking statements, including statements regarding the estimated timing for the filing of the Company’s Form 10-Q. Risks, uncertainties and assumptions that could affect the Company’s forward-looking statements include, among other things, the time needed for the Company to finalize and file its Form 10-Q. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

NN, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 10, 2017	By	/s/ Matthew S. Heiter
Matthew S. Heiter Senior Vice President and General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).